Private Asset
Management Funds

11995 El Camino Real, Suite 303    San Diego, CA 92130

December 6 , 2005

Christina DiAngelo Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE:

Private Asset Management Funds (the "Trust); File Nos. 811-21049 and 333-84500

Dear Ms. DiAngelo :

Please find below Registrant’s responses to oral comments from the staff received on October 17, 2005.  For your convenience, I have summarized the staff’s comments.

1.

Comment:  The Form N-PX that was filed with the Commission on 8/26/2005 was signed by Michael Berlin, Treasurer.  Please re-file the Form N-PX with the signature of the Principal Executive Officer.

Response:  The Trust has re-filed the Form N-PX with the signature of the Principal Executive Officer.

2.

Comment:  The June 30, 2004 Semi-Annual Report discloses that on January 23, 2004, McCurdy & Associates CPA’s, Inc. (“McCurdy”) notified the Fund of its intention to resign as the Fund’s independent auditors upon selection of replacement auditors.  The N-SAR filed 8/26/04 did not contain the letter from the independent auditors regarding Sub-Item 77K: Changes in registrant’s certifying accountant .  Please re-file the N-SAR with the independent auditors letter ..

Response:  The Trust has re-filed the N-SAR that was previously filed on 8/26/04 with the independent auditors letter.

3.

Comment:  In future shareholder reports, please enhance the disclosure regarding fair valuation by including some of the factors considered when fair valuing securities.

Response:  The Trust’s Board of Trustees has adopted Good Faith Pricing Guidelines that discuss the factors considered when fair valuing investments.  Some of these factors will be disclosed in the Notes to Financial Statements in future shareholder reports.

4.

Other Comments:  The staff requested that the Trust provide a statement in response to the generic “Tandy” letter.

Response:  The Trust hereby acknowledges that the fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

__________________________________

If you have any questions or additional comments, please call the undersigned at (858) 792-3800 ..

Respectfully,

/s/ Michael Berlin

Michael Berlin, Chief Compliance Officer